# Fabalish

## Balance Sheet

### As of December 31, 2022

|  | DEC 31, 2021 | JAN - DEC 2022 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Bank Accounts | | |
| 1010 Business Adv Relationship (2677) | 0.00 | 173.00 |
| 1015 Business Fundamentals Chk (8249) | 11,397.08 | 8,804.01 |
| 1025 PayPal | 485.89 | 170.50 |
| 1030 Petty Cash | | 500.00 |
| **Total Bank Accounts** | **$11,882.97** | **$9,647.51** |
| Accounts Receivable | | |
| 1200 Accounts Receivable (A/R) | 72,754.83 | 28,284.90 |
| **Total Accounts Receivable** | **$72,754.83** | **$28,284.90** |
| Other Current Assets | | |
| 1300 Inventory | 43,618.37 | 87,276.22 |
| 1350 Accrued Revenue | 0.00 | 0.00 |
| 1405 Amazon Reserve | 29.75 | 119.70 |
| 1420 Amazon AR | 107.90 | 0.00 |
| 1425 Shopify AR | 939.57 | 0.00 |
| 1426 Due from Shopify via PayPal | 0.00 | 0.00 |
| 1430 Due from Faire | 373.21 | 212.08 |
| 1445 Due from Pod Foods | 302.00 | 0.00 |
| 1450 Due from Square | | 0.00 |
| 1475 MM Receivable | | 1,092.00 |
| 1480 Prepaid Expenses | | 1,044.02 |
| 1485 Undeposited Funds | 0.00 | 0.00 |
| 1490 Other Receivable | 0.00 | 0.00 |
| **Total Other Current Assets** | **$45,370.80** | **$89,744.02** |
| **Total Current Assets** | **$130,008.60** | **$127,676.43** |
| Fixed Assets | | |
| 1520 Equipment & Furniture | 198,353.80 | 296,249.97 |
| 1525 Accumulated Depreciation-Equipment | -35,830.41 | -35,830.41 |
| 1530 Software | | 6,250.00 |
| 1910 Startup Costs | 0.00 | 0.00 |
| 1915 Accumulated Depreciation-Startup Cost | 0.00 | 0.00 |
| **Total Fixed Assets** | **$162,523.39** | **$266,669.56** |
| Other Assets | | |
| 1900 Goodwill | 564,700.00 | 564,700.00 |
| **Total Other Assets** | **$564,700.00** | **$564,700.00** |
| **TOTAL ASSETS** | **$857,231.99** | **$959,045.99** |
| **LIABILITIES AND EQUITY** | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | | |

# Fabalish

## Balance Sheet

### As of December 31, 2022

| | DEC 31, 2021 | JAN - DEC 2022 |
|---|---|---|
| 2000 Accounts Payable (A/P) | 0.00 | 0.00 |
| **Total Accounts Payable** | **$0.00** | **$0.00** |
| Credit Cards | | |
| 2150 CORP CC Account (3324) | -818,097.25 | -933,836.15 |
| 2155 BOA #0034 | 16,566.91 | 38,187.30 |
| 2160 BOA #4351 | 29,852.68 | 39,221.69 |
| 2165 BOA #5745 | 152,368.39 | 165,754.38 |
| 2170 BOA #7501 | 586,281.32 | 653,539.88 |
| 2175 BOA #8362 | 1,490.62 | 5,593.07 |
| 2197 BOA #6498 | 472.14 | 472.14 |
| 2198 BOA #5678 | 31,841.39 | 31,841.39 |
| 2199 BOA #4546 | 49,220.33 | 49,220.33 |
| Total 2150 CORP CC Account (3324) | 49,996.53 | 49,994.03 |
| **Total Credit Cards** | **$49,996.53** | **$49,994.03** |
| Other Current Liabilities | | |
| 2270 Other Payable | | 3,500.00 |
| 2275 Payroll Payable | | 0.00 |
| 2290 Payroll Liabilities | 0.00 | 0.00 |
| 2291 Federal Taxes (941/944) | 0.00 | 0.00 |
| 2292 Federal Unemployment (940) | 0.00 | 0.00 |
| 2293 NJ Income Tax | 0.00 | 0.00 |
| 2294 NJ Quarterly Taxes | 0.00 | 0.00 |
| 2295 PA Income Tax | 0.00 | 0.00 |
| **Total 2290 Payroll Liabilities** | **0.00** | **0.00** |
| 2299 Direct Deposit Payable | 0.00 | 0.00 |
| 2300 Accrued Expenses | 0.00 | 0.00 |
| 2320 Loan - James Boggi | | 0.00 |
| 2365 Loan - Paypal Capital | 5,021.43 | 0.00 |
| 2375 PPP Loan | 31,712.00 | 16,073.07 |
| 2380 Sales Tax Payable | 0.00 | 0.00 |
| 2390 Gift Cards Payable | 919.66 | 882.79 |
| 2395 Clearco Loan | | 1,505.57 |
| **Total Other Current Liabilities** | **$37,653.09** | **$21,961.43** |
| **Total Current Liabilities** | **$87,649.62** | **$71,955.46** |
| Long-Term Liabilities | | |
| 2700 Convertible Notes | 591,917.00 | 1,473,227.00 |
| 2705 SAFE note payable | 725,000.00 | 725,000.00 |
| 2715 Shopify Capital Loan | 34,243.82 | 20,330.43 |
| 2720 Loan - Ascentium Capital Contract 2580546 - $1,109.97 | 41,068.89 | 27,749.25 |
| 2725 Loan - Ascentium Capital Contract 2522769 - $366.85 | 11,739.20 | 7,337.00 |
| 2730 Loan - Ascentium Capital Contract 2634659 - $1,649.91 | 99,081.60 | 84,460.13 |
| 2735 Loan - Ascentium Capital Contract 2696157 - $1,359.91 | | 81,594.60 |
| 2750 Loan - MM to Fabalish | 33,028.00 | 0.00 |

# Fabalish

## Balance Sheet

### As of December 31, 2022

|  | DEC 31, 2021 | JAN - DEC 2022 |
|---|---|---|
| 2755 Loan - PM to Fabalish | 51,330.00 | 55,330.00 |
| 2760 Loan - MC to Fabalish | 52,083.35 | 227,918.19 |
| 2765 Loan - JB to Fabalish |  | 13,726.33 |
| 2780 SBA EIDL Loan 8001 | 99,200.00 | 99,200.00 |
| **Total Long-Term Liabilities** | **$1,738,691.86** | **$2,815,872.93** |
| **Total Liabilities** | **$1,826,341.48** | **$2,887,828.39** |
| Equity |  |  |
| 3420 Member's Capital | 0.00 | 0.00 |
| 3720 Draw - Member's Capital | 0.00 | -252.48 |
| 3900 Retained Earnings | -92,498.46 | -969,109.49 |
| Net Income | -876,611.03 | -959,420.43 |
| **Total Equity** | **$ -969,109.49** | **$ -1,928,782.40** |
| **TOTAL LIABILITIES AND EQUITY** | **$857,231.99** | **$959,045.99** |